                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   SCHEDULE TO

        Tender Offer Statement under Section 14(d)(1) or Section 13(e)(1)
                     of the Securities Exchange Act of 1934

                         UNITED STATES EXPLORATION, INC.
         (Name of Subject Company (issuer) and Filing Person (offeror))

                         COMMON STOCK, $0.0001 PAR VALUE
                         (Title of Class of Securities)

                                    91182F105
                      (CUSIP Number of Class of Securities)

                                 BRUCE D. BENSON
                       CHAIRMAN OF THE BOARD OF DIRECTORS,
                      CHIEF EXECUTIVE OFFICER AND PRESIDENT
                         UNITED STATES EXPLORATION, INC.
                            1560 BROADWAY, SUITE 1900
                             DENVER, COLORADO 80202
                                 (303) 863-3550
                  (Name, address and telephone number of person
                authorized to receive notices and communications
                         on behalf of the filing person)

                                    COPY TO:
                           ANDREW L. BLAIR, JR., ESQ.
                             SHERMAN & HOWARD L.L.C.
                       633 SEVENTEENTH STREET, SUITE 3000
                             DENVER, COLORADO 80202
                                 (303) 297-2900

                            CALCULATION OF FILING FEE

Transaction Valuation*                                      Amount of Filing Fee
$2,250,000                                                                  $207

*For the purpose of calculating the filing fee only, this amount is based on the purchase of 1,500,000 shares of common stock at the tender offer price of $1.50 per share.

[_] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: Not applicable.            Filing party: Not applicable.
Form or Registration No.: Not applicable.          Date Filed: Not applicable.

[_] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[_]   third-party tender offer subject to Rule 14d-1

[X]   issuer tender offer subject to Rule 13e-4

[_]   going private transaction subject to Rule 13e-3

[_]   amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the
results of the tender offer   [_]


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
                             INTRODUCTORY STATEMENT

      This Tender Offer Statement on Schedule TO relates to the offer by United States Exploration, Inc., a Colorado corporation, to purchase shares of its common stock, $0.0001 par value. United States Exploration, Inc. is offering to purchase up to 1,500,000 shares at a price of $1.50 per share, net to the seller in cash, without interest. This offer is being made upon the terms and subject to the conditions set forth in the Offer to Purchase dated November 21, 2002 and in the related Letter of Transmittal, which, as amended or supplemented from time to time, together constitute the offer. This Tender Offer Statement on Schedule TO is intended to satisfy the reporting requirements of Section 13(e) of the Securities Exchange Act of 1934, as amended.

ITEM 1.     SUMMARY TERM SHEET

The information set forth in "Summary of Our Offer" of the Offer to Purchase, a copy of which is filed with this Schedule TO as Exhibit (a)(1)(A), is incorporated herein by reference.

ITEM 2.     SUBJECT COMPANY INFORMATION

The information set forth on the cover page and in "Summary of Our Offer,"
Section 1 "Terms of the Offer; Proration," Section 8 "Price Range of Shares,"
Section 10 "Certain Information Concerning the Company" and Section 11 "Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Shares" of the Offer to Purchase, a copy of which is filed with this Schedule TO as Exhibit (a)(1)(A), is incorporated herein by reference.

ITEM 3.     IDENTITY AND BACKGROUND OF FILING PERSON

The Filing Person to which this Schedule TO relates is the Subject Company. The information set forth in "Summary of Our Offer," Section 10 "Certain Information Concerning the Company" and Section 11 "Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Shares" of the Offer to Purchase, a copy of which is filed with this Schedule TO as Exhibit (a)(1)(A), is incorporated herein by reference.

ITEM 4.     TERMS OF THE TRANSACTION

The information set forth in "Summary of Our Offer," Section 1 "Terms of the Offer; Proration," Section 2 "Purpose of the Offer; Certain Effects of the Offer," Section 3 "Procedures for Tendering Shares," Section 4 "Withdrawal Rights," Section 5 "Purchase of Shares and Payment of Purchase Price," Section 6 "Conditional Tender of Shares," Section 7 "Conditions of the Offer," Section 9 "Source and Amount of Funds," Section 14 "Certain United States Federal Income Tax Consequences," Section 15 "Extension of the Offer; Termination; Amendment," and Section 17 "Miscellaneous" of the Offer to Purchase, a copy of which is filed with this Schedule TO as Exhibit (a)(1)(A), is incorporated herein by reference. The Company has been advised that no directors or executive officers intend to tender shares in this offer. The Company does not believe that any other affiliate will tender shares in this offer, but the offer is open to all shareholders.


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
ITEM 5.     PAST CONTRACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

The information set forth in Section 11 "Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares" of the Offer to Purchase, a copy of which is filed with this Schedule TO as Exhibit (a)(1)(A), is incorporated herein by reference.

ITEM 6.     PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS

The information set forth in "Summary of Our Offer," Section 2 "Purpose of the Offer; Certain Effects of the Offer," Section 9 "Source and Amount of Funds," and Section 12 "Effects of the Offer on the Market for Shares; Registration under the Exchange Act" of the Offer to Purchase, a copy of which is filed with this Schedule TO as Exhibit (a)(1)(A), is incorporated herein by reference.

ITEM 7.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The information set forth in Section 9 "Source and Amount of Funds" of the Offer to Purchase, a copy of which is filed with this Schedule TO as Exhibit
(a)(1)(A), is incorporated herein by reference.

ITEM 8.     INTEREST IN SECURITIES AND TRANSACTIONS OF THE SUBJECT COMPANY.

The information set forth in Section 11 "Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares" of the Offer to Purchase, a copy of which is filed with this Schedule TO as Exhibit (a)(1)(A), is incorporated herein by reference.

ITEM 9.     PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED

None.

ITEM 10.    FINANCIAL STATEMENTS.

Not applicable.

ITEM 11.    ADDITIONAL INFORMATION.

The information set forth in Section 11 "Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares," Section 12 "Effects of the Offer on the Market for Shares; Registration under the Exchange Acts," Section 13 "Certain Legal Matters; Regulatory Approval," and Section 17 "Miscellaneous" of the Offer to Purchase, a copy of which is filed with this Schedule TO as Exhibit (a)(1)(A), is incorporated herein by reference.

ITEM 12.    EXHIBITS.

(a)(1)(A)         Form of Offer to Purchase, dated November 21, 2002.

(a)(1)(B) Form of Letter of Transmittal, including the Certification of Taxpayer Identification Number on Form W-9.

(a)(1)(C)         Form of Notice of Guaranteed Delivery.

(a)(1)(D) Form of Letter to Shareholders from the Office of the President of United States Exploration, Inc., dated November 21, 2002.

(a)(1)(E) Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies, and other Nominees.

(a)(1)(F) Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(2) - (a)(5)   Not applicable.

(b)(1)(A) Credit Agreement, dated August 25, 2000, by and between United States Exploration, Inc. and Bank of Oklahoma, N.A., incorporated by reference from Exhibit 10.1 of United States Exploration, Inc.'s Current Report on Form 8-K filed with the Securities and Exchange Commission on September 5, 2000.

(b)(1)(B) First Amendment to Credit Agreement made effective May 1, 2002, by and between United States Exploration, Inc. and Bank of Oklahoma, N.A., incorporated by reference from Exhibit 10.1 of United States Exploration, Inc.'s Quarterly Report on Form 10-QSB for the quarter ended March 31, 2002.

(b)(1)(C) Amended and Restated Revolving Note of United States Exploration, Inc., dated May 1, 2002, in the amount of $15,000,000 payable to Bank of Oklahoma, N.A. incorporated by reference from Exhibit 10.2 of United States Exploration, Inc.'s Quarterly Report on Form 10-QSB for the quarter ended March 31, 2002.

(b)(1)(D) First Supplemental Mortgage, Security Agreement, Assignment and Financing Statement from United States Exploration, Inc. to Bank of Oklahoma, N.A., dated effective May 1, 2002 incorporated by reference from Exhibit 10.3 of United States Exploration, Inc.'s Quarterly Report on Form 10-QSB for the quarter ended March 31, 2002.

(d)               Not applicable.


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
(g)               Not applicable.

(h)               Not applicable.

ITEM 13.    INFORMATION REQUIRED BY SCHEDULE 13E-3.

Not applicable.


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
                                    SIGNATURE

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                           UNITED STATES EXPLORATION, INC.

                                          By:  /s/ BRUCE D. BENSON
                                              ---------------------------------
                                          Name: Bruce D. Benson
                                          Title: President

                                          Dated: November 21 ,2002

                                INDEX TO EXHIBITS

Exhibit Number    Description
--------------    -----------
(a)(1)(A)         Form of Offer to Purchase, dated November 21, 2002.

(a)(1)(B) Form of Letter of Transmittal, including the Certification of Taxpayer Identification Number on Form W-9.

(a)(1)(C)         Form of Notice of Guaranteed Delivery.

(a)(1)(D) Form of Letter to Shareholders from the Office of the President of United States Exploration, Inc., dated
                  November 21, 2002.

(a)(1)(E)         Form of Letter to Brokers, Dealers, Commercial Banks, Trust
                  Companies, and other Nominees.

(a)(1)(F)         Form of Letter to Clients for use by Brokers, Dealers,
                  Commercial Banks, Trust Companies and Other Nominees.

(a)(2) - (a)(5)   Not applicable.

(b)(1)(A)         Credit Agreement, dated August 25, 2000, by and between United
                  States Exploration, Inc. and Bank of Oklahoma, N.A., incorporated by reference from Exhibit 10.1 of United States
                  Exploration, Inc.'s Current Report on Form 8-K filed with the
                  Securities and Exchange Commission on September 5, 2000.

(b)(1)(B)         First Amendment to Credit Agreement made effective May 1,
                  2002, by and between United States Exploration, Inc. and Bank of Oklahoma, N.A., incorporated by reference from Exhibit 10.1 of United States Exploration, Inc.'s Quarterly Report on Form
                  10-QSB for the quarter ended March 31, 2002.

(b)(1)(C)         Amended and Restated Revolving Note of United States
                  Exploration, Inc., dated May 1, 2002, in the amount of $15,000,000 payable to Bank of Oklahoma, N.A. incorporated by reference from Exhibit 10.2 of United States Exploration,
                  Inc.'s Quarterly Report on Form 10-QSB for the quarter ended
                  March 31, 2002.

(b)(1)(D) First Supplemental Mortgage, Security Agreement, Assignment and Financing Statement from United States Exploration, Inc.
                  to Bank of Oklahoma, N.A., dated effective May 1, 2002 incorporated by reference from Exhibit 10.3 of United States
                  Exploration, Inc.'s Quarterly Report on Form 10-QSB for the quarter ended March 31, 2002.


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

(d)               Not applicable.

(g)               Not applicable.

(h)               Not applicable.


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